United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934




                         For the month of January 2002


                               ICICI Bank Limited
                (Translation of registrant's name into English)

                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F X         _ Form 40-F
                                ---                   ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange
                                  Act of 1934.

                       Yes                   No. X
                          ---                   ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).


                                Not applicable.

                               INDEX TO EXHIBITS

Item
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1.     Press announcement by ICICI Bank Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  January 26, 2002


                                                  ICICI Bank Limited


                                                  By: /s/ Bhashyam Seshan
                                                      --------------------------
                                                      Name:  Bhashyam Seshan
                                                      Title: Company Secretary

[ICICI Bank logo]                                           ICICI Bank Limited
                                                            ICICI Towers
                                                            Bandra Kurla Complex
                                                            Mumbai 400 051

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Press Release                                        Vadodara, January 26, 2002


                     ICICI Bank shareholders approve merger


A meeting of the equity shareholders of ICICI Bank Limited (NYSE Code: IBN) was held on Friday, January 25, 2002 at Vadodara (India) in terms of the Order of the Honourable High Court of Gujarat at Ahmedabad (the Court), to consider the Scheme of Amalgamation of ICICI Limited (NYSE Code: IC), ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited (the Scheme). In terms of the order of the Court and in accordance with the provisions of the Companies Act, 1956, the approval of the shareholders for the Scheme was sought through the process of ballot. The Scheme was approved by an overwhelming majority of 99 per cent of the votes being cast in favour of the Resolution by shareholders present and voting at the meeting.

The Scheme is further subject to approval of the shareholders of ICICI at their meeting to be held on Wednesday, January 30, 2002, the approval of the High Courts at Ahmedabad and Mumbai, Reserve Bank of India and such other authorities as may be required. The Scheme would come into effect from the date on which the RBI's approval becomes effective.

For investors' queries, contact : Bhashyam Seshan (Phone: (91)-22-653 8420 or 653 7460, Facsimile: (91)-22-653 1167, e-mail bhashyams@icicibank.com)



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Additional Information and Where to Find It
ICICI Bank and ICICI have made available Notice of the Shareholders' Meeting, a copy of the Scheme of Amalgamation and an Information Statement to their shareholders and American Depositary Receipt (ADR) holders. These documents contain important information about the merger. Shareholders and ADR holders are urged to read these documents carefully. Free copies of these documents may also be obtained from ICICI Bank at the address given above. ICICI Bank's and ICICI's filings with the United States Securities and Exchange Commission (US
SEC) are also available to the public from commercial document-retrieval services or from the SEC website at www.sec.gov.

Forward-Looking Statements
Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the US SEC. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.